Exhibit 23(j)(2)


                       REPORT OF INDEPENDENT AUDITORS


 To the Shareholder and Board of Trustees of The Gabelli Utilities Fund

 We have audited the accompanying balance sheet of The Gabelli Utilities Fund (the IFundI) as of August 3, 1999. This balance sheet is the responsibility of the FundIs management. Our responsibility is to express an opinion on this balance sheet based on our audit.

 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of The Gabelli Utilities Fund at August 3, 1999, in conformity with generally accepted accounting principles.


                                       ERNST & YOUNG LLP


 New York, New York
 August 13, 1999